UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TILE SHOP HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88677Q109
(CUSIP Number)

Louise Mary Garbarino
Nabron International, Inc.
2nd Floor, Le Prince de Galles
3-5 Avenue des Citronniers
MC98000 Monaco

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Nabron International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,832,282 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,832,282 (2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,832,282 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%(3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D is filed by Nabron International, Inc. (“Nabron”), Noble Resources Limited (“Noble”), Raymond Long Sing Tang (“Tang”), Lars Soren Sorensen (“Sorensen”), and Louise Mary Garbarino (“Garbarino” and, together with Nabron, Noble, Tang, and Sorensen, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Tile Shop Holdings, Inc. (the “Issuer”) held by Nabron.  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 46,519,123 shares of Common Stock issued and outstanding as of March 11, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 18, 2013.

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Noble Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,704,741 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,704,741 (2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,704,741 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D is filed by the Reporting Persons  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 314,399 shares of Common Stock held by Noble and 1,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble.  Tang, Sorensen, and Garbarino are the members of the board of directors of Noble, hold shared voting and dispositive power over the securities held by Noble, and may be deemed to beneficially own the securities held by Noble.

(3) Calculated based on 46,519,123 shares of Common Stock issued and outstanding as of March 11, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 18, 2013.

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Raymond Long Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,537,023 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,537,023 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,537,023 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%(3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 1,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble.  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 46,519,123 shares of Common Stock issued and outstanding as of March 11, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 18, 2013.

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Lars Soren Sorensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,537,023 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,537,023 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,537,023 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%(3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 1,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble.  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 46,519,123 shares of Common Stock issued and outstanding as of March 11, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 18, 2013.

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Louise Mary Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,537,023 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,537,023 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,537,023 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%(3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 1,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble.  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 46,519,123 shares of Common Stock issued and outstanding as of March 11, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 18, 2013.

Item 1.                      Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”) on behalf of the Reporting Persons, as previously amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 19, 2012 (“Amendment No. 1”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule.  All items or responses not described herein remain as previously reported in the Initial Schedule, as amended by Amendment No. 1.

Item 4.                      Purpose of Transaction.

Item 4 of the Initial Schedule, as amended by Amendment No. 1, is hereby amended and supplemented to add the following:

On March 25, 2013, pursuant to a Warrant Purchase Agreement, dated March 25, 2013, by and between the Issuer and Noble (the “Warrant Purchase Agreement”), the Issuer purchased warrants to purchase 1,000,000 shares of Common Stock from Noble for an aggregate purchase price of $8,410,000.

The foregoing description of the Warrant Purchase Agreement is qualified in its entirety by reference to the full text of the Warrant Purchase Agreement, which is filed as Exhibit 2 to this statement on Schedule 13D.

Item 5.                      Interests in Securities of the Issuer.

(a), (b), (c)    The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(d)                  On March 25, 2013, Noble ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012).
2.	Warrant Purchase Agreement, dated as of March 25, 2013, by and between Noble and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      April 12, 2013

For and on behalf of NABRON INTERNATIONAL, INC. By: /s/ Lars Soren Sorensen /s/ Louise Mary Garbarino Name: Lars Soren Sorensen/Louise Mary Garbarino Title: Authorized Signatures
For and on behalf of NOBLE RESOURCES LIMITED By: /s/ Lars Soren Sorensen /s/ Louise Mary Garbarino Name: Lars Soren Sorensen/Louise Mary Garbarino Title: Authorized Signatures

/s/ Louise Mary Garbarino
Name: Louise Mary Garbarino

/s/ Lars Soren Sorensen
Name: Lars Soren Sorensen

/s/ Raymond Long Sing Tang
Name: Raymond Long Sing Tang

EXHIBIT INDEX

Exhibit No.	Description
1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012).
2.	Warrant Purchase Agreement, dated as of March 25, 2013, by and between Noble and the Issuer.

EXHIBIT 2

WARRANT PURCHASE AGREEMENT

THIS WARRANT PURCHASE AGREEMENT (the "Agreement"), dated and made effective as of March 25, 2013, is entered into by and between NOBLE RESOURCES LIMITED, an entity formed and existing under the laws of the state of the British Virgin Islands ("Seller"), and TILE SHOP HOLDINGS, INC., a corporation incorporated and existing under the laws of Delaware ("Company").

WITNESSETH

WHEREAS Seller is the registered holder of currently-exercisable warrants to purchase 2,390,342 shares of Company Common Stock, par value $0.0001 per share, at an exercise price of $11.50 per share, and

WHEREAS Seller desires to sell to Company, and Company desires to purchase from Seller, 1,000,000 of the above-described warrants (the "Warrants"), under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and provisions contained herein, the parties hereto hereby agree as follows:

1. Sale of Warrants. Seller hereby agrees to sell, assign, transfer and convey to

Company at the Closing all of its rights, title and interest in and to the Warrants, and Company hereby agrees to purchase at the Closing the Warrants from Seller, in consideration of the Purchase Price (as defined in Section 2 hereof). This sale and purchase of the Warrants shall be subject to the terms and conditions, and will be made in reliance upon the representations and warranties, set forth in this Agreement.

2. Purchase Price. In consideration for the transfer of the Warrants from Seller to

Company pursuant to Section 1, Company shall pay to Seller at the Closing (as defined in Section 5 below) an amount of immediately available funds equal to Eight Million, Four Hundred Ten Thousand Dollars (USD $8,410,000) (the "Purchase Price"), which represents a price of USD $8.41 per Warrant. Company shall pay the Purchase Price to Seller by electronic funds transfer to a bank account designated by Seller prior to the Closing.

3. Seller's Representations and Warranties. Seller represents and warrants to Company as follows:

(a) Seller is the registered holder of the Warrants;

(b) the Warrants are free of any and all liens, pledges, mortgages, charges,

security interests and encumbrances of any kind;

(c) Seller has full power, right and authority to enter into and perform its obligations hereunder, and upon Seller's execution and delivery of this Agreement, this Agreement will constitute the legal, valid, and binding obligations of Seller, enforceable against Seller in accordance with the terms hereof;

(d) seller has had access to all information regarding Company and its present and prospective business, assets, liabilities and financial condition that Seller reasonably considers important in making the decision to sell the Warrants, and, to the extent that such information has not been publicly disclosed, agrees to maintain the confidentiality of such information and not to engage in market transactions in the Company's securities on the basis of such information; and

(e) Seller is a sophisticated entity or individual familiar with transactions similar to those contemplated by this Agreement, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of such transactions, has evaluated the merits and risks of selling the Warrants on the terms set forth in this Agreement, and is willing to bear such risks.

4. Company's Representations and Warranties. Company represents and warrants to Seller as follows:

(a) Company's board of directors (the "Board") has (i) determined that this Agreement and the consummation of the transaction contemplated by this Agreement are fair and in the best interests of Company's stockholders and (ii) approved the execution and delivery of this Agreement and the transaction contemplated hereby;

(b) Company has full power, right and authority to enter into and perform its obligations hereunder, and upon Company's execution and delivery of this Agreement, this Agreement will constitute the legal, valid, and binding obligations of Company, enforceable against Company in accordance with the terms hereof;

5.   Closing. The closing of the transaction under Sections 1 and 2 hereunder (the "Closing") shall take place concurrently with the execution and delivery of this Agreement, at Fredrikson & Byron, PA., 200 South 6th Street, Suite 4000, Minneapolis, Minnesota 55402.

       6   .Closing Deliveries. At the Closing, (a) Company shall pay the Purchase Price to Seller by wire transfer in immediately available funds in United States Dollars (all wire transfer fees to be borne by Company), and (b) Seller shall deliver, or caused to be delivered, to Company the original certificate(s) representing the Warrants.

       7.   Indemnification. After the Closing, Seller, on the one hand, and Company, on the other hand (each, an "Indemnitor"), shall indemnify and hold harmless the other party hereto and its respective directors, officers, and employees (collectively, the "Indemnitees") from and against all causes of action, claims, losses, liabilities, costs and expenses (including interest, penalties and reasonable legal fees, but excluding any lost profits, indirect, consequential, special or punitive damages) ("Losses") suffered or incurred by the lndemnitees based upon, arising out of, or in connection with, any breach of any representation and warranties or covenants of the Indemnitor under this Agreement. Each party's right of indemnification under this Section 7 shall be the sole remedy that may be sought by the Indemnitee to the Indemnitor, and all other remedies available under law, equity or otherwise shall be excluded. If any claim is asserted or action or proceeding commenced or threatened by a third party against an Indemnitee that would reasonably be expected to give rise to a claim for indemnification by such Indemnitee against the Indemnitor pursuant to this Section 7 (each, a "Third Party Claim"), the Indemnitee shall promptly notify the Indemnitor in writing of such asserted, commenced or threatened Third Party Claim (with reasonable specificity of the nature of the claim), the amount of the claim (to the extent then known), and the basis for indemnification hereunder; provided that the failure to provide such notice as provided herein will not relieve the Indemnitor of its obligations hereunder except to the extent such failure actually prejudices in any significant respect the Indemnitor hereunder. The Indemnitor shall be entitled to participate in the defense of such Third Party Claim giving rise to such claim for indemnification at the Indemnitor's sole cost and expense. The party controlling the defense of a Third Party Claim (the "Controlling Party") will not consent to the entry of any judgment, or enter into any settlement, compromise, discharge or plea of no contest, with respect to such Third Party Claim, without the prior written consent of the other Party (the "Non-Controlling Party"), which consent shall not unreasonably be withheld or delayed, and the Non-Controlling Party shall not be liable under this Section 7 for any Losses resulting from the Controlling Party consenting to the entry of any judgment, or entering into any settlement, compromise, discharge, or plea of no contest, with respect to such Third Party Claim, without such consent.

       8. Further Assurances. Each party hereto shall take such additional actions that the other party hereto reasonably requests to effectuate, record, evidence or perfect the transfer of the Warrants from Seller to Company pursuant to this Agreement or to otherwise effectuate or consummate the transaction contemplated hereby.

9. Entire Agreement. This Agreement and all instruments and agreements executed in connection herewith constitute the entire agreement of the parties hereto with respect to the subject matter hereof.

10. Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles. Any legal action by or against Seller or Company relating to this Agreement shall be instituted and determined exclusively in the federal courts located in the State of Minnesota, to the jurisdiction of which each party hereby expressly and unconditionally and irrevocably agrees to submit. Each of the parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named court for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED HEREBY.

11. Waiver.   No waiver of a right under this Agreement shall constitute a waiver of any other rights of the same or other provisions of this Agreement.

12. Survival. All representations and warranties made herein shall survive the execution and delivery of this Agreement and the consummation of the transaction contemplated hereby for twelve months after the Closing.

13. Counterparts.  This Agreement may be executed in separate counterparts, each of which, when so executed, is deemed to be an original and both of which, when taken together, constitute but one and the same agreement.

 [Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

SELLER:

FOR AND ON BEHALF OF
NOBLE RESOURCES LIMITED

By: /s/ Raymond Long Sing Tang/Ng Sui Yi
         Raymond Long Sing Tang/Ng Sui Yi

COMPANY:

TILE SHOP HOLDINGS, INC.

By: /s/ Timothy C. Clayton________________
      Timothy C. Clayton
      Chief Financial Officer